Exhibit 2.1

EXECUTION VERSION

DATE DECEMBER 10, 2013

PENTAIR LTD.

PENTAIR PLC

MERGER AGREEMENT

Table of Content

1 THE MERGER	1
1.1 Agreement to Merge by Absorption	1
1.2 Merger Report	2
1.3 Merger Balance Sheet	2
1.4 Balance Sheet Date	2
1.5 Audit of the Agreement, the Merger Report and the Merger Balance Sheet	2
1.6 Effective Time	2
1.7 Transfer of Assets and Liabilities to MergerCo	2
1.8 Completion	3
2 MERGER CONSIDERATION	3
3 EXCHANGE OF SHARES	4
3.1 MergerCo Shares to be Issued	4
3.2 Settlement	4
3.3 Stock Plans	4
3.4 Registration of Pentair Shareholders as MergerCo Shareholders	4
4 FURTHER PREPARATIONS FOR IMPLEMENTATION OF THE MERGER	5
4.1 Adoption of Amended Articles of Association of MergerCo	5
4.2 Board of Directors of MergerCo	5
4.3 Officers of MergerCo	5
4.4 Auditors of MergerCo	5
4.5 Evidence Required For Filing of Merger Application	5
4.6 No Employee Consultation	6
5 EMPLOYEE BENEFIT AND COMPENSATION PLANS AND AGREEMENTS	6
5.1 No Special Benefits to Directors and Members of Executive Management	6
5.2 Effect of the Merger on Employee Benefit and Compensation Plans and Agreements	6
5.3 New Indemnity Agreements	6
6 CORPORATE APPROVALS AND OTHER CONDITIONS FOR COMPLETION	6
6.1 Board Approval and Approval by Shareholders’ Meeting of Pentair	6
6.2 Board Approval of MergerCo	7
6.3 Other Conditions to be Met Before Filing the Application to the Commercial Register	8
7 FILING AND COMPLETION OF THE MERGER	9
7.1 Conditions for Obligation of Pentair Board to File Application of Merger to the Commercial Register	9
7.2 Supplementary Completion Measures	10
8 ANNOUNCEMENTS	11
9 MISCELLANEOUS	11
9.1 General—Procedure and Organisation	11
9.2 Confidentiality	11
9.3 Changes and Modifications of the Agreement	11
9.4 Absence of Waiver	11
10 ENTRY INTO FORCE AND TERMINATION	11
10.1Entry into Force	11
10.2Termination	11
11 APPLICABLE LAW AND JURISDICTION	12

i

This Merger Agreement (the “Agreement”) is made as of December 10, 2013 by and between Pentair Ltd. (“Pentair”), a Swiss company limited by shares (Aktiengesellschaft), with registered number CH-290.3.017.440-3 and whose registered office is at Freier Platz 10. CH-8200 Schaffhausen, Switzerland, and Pentair plc (“MergerCo”), a public liability company incorporated in Ireland with registered number 536025 and whose registered office is at Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland.

WHEREAS:

1.	MergerCo is 100% beneficially owned by Pentair.

2.	The board of directors of Pentair has concluded to reorganise the Pentair group structure by having a new Irish holding company, MergerCo, serving as the publicly traded parent of the Pentair group of companies. To achieve this reorganisation, Pentair intends to merge with MergerCo on the terms and conditions set out in this Agreement.

3.	As the merger results in MergerCo absorbing Pentair, at the direction of Pentair, the shareholders of Pentair (each a “Pentair Shareholder”) will receive, as merger consideration for each issued registered share (par value CHF 0.50 per share) in Pentair, including those held by Pentair Shares Ltd., being referred to herein as a “Pentair Share”), one ordinary share (par value US$0.01) credited as fully paid in MergerCo (each, a “MergerCo Share”).

4.	The Parties have agreed that Pentair shall merge with MergerCo in accordance with the provisions of this Agreement and as stipulated by (and to the extent applicable to a cross-border merger) Art. 3 et seq. of the Swiss Act on Merger, Demerger, Transformation and Transfer of Assets (Fusionsgesetz) (Merger Act, “MerA”) and Art. 163b, 163c and 164 Swiss Private International Law Act (IPRG) (“PILA”) (emigration merger by absorption) as well as the applicable laws of Ireland. MergerCo shall be the surviving and Pentair the absorbed company, the latter being dissolved without liquidation.

5.	The merger is intended to qualify as a reorganisation, within the meaning of Section 368(a)(1)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Tax Code”), and the rules and regulations promulgated thereunder (the “U.S. Treasury Regulations”), and this Agreement is intended to constitute a “plan of reorganisation” within the meaning of Section 368 of the Tax Code and related U.S. Treasury Regulations.

NOW IT IS AGREED as follows:

1.	THE MERGER

1.1	Agreement to Merge by Absorption

The Parties hereby agree that:

(a)	Pentair shall merge with MergerCo in accordance with the provisions of this Agreement and as stipulated by (to the extent applicable to a cross-border merger) Art. 3 et seq. MerA and Art. 163b, 163c and 164 PILA (emigration merger by absorption) as well as the applicable laws of Ireland (the “Merger”);

(b)	MergerCo shall be the surviving and Pentair the absorbed company, the latter being dissolved without liquidation; and

(c)	MergerCo shall:

(i)	accept all of the assets of Pentair;

(ii)	assume all of the liabilities of Pentair (with the effect that the obligees have a right to enforce such liabilities directly against MergerCo);

(iii)	reconstitute its board of directors to match that of Pentair; and

(iv)	issue MergerCo Shares to the Pentair Shareholders in accordance with the exchange ratio pursuant to Section 2 of this Agreement in consideration and acceptance of all the assets and liabilities of Pentair.

1.2	Merger Report

The board of directors of Pentair shall approve a merger report pursuant to Art. 14 MerA (the “Merger Report”) following the signing of this Agreement, as soon as practicable but no later than the date occurring 31 calendar days prior to the meeting of the Pentair Shareholders at which this Agreement will be submitted for shareholder approval (the “Pentair Shareholders’ Meeting”).

1.3	Merger Balance Sheet

The Merger shall take place on the basis of the audited, non-consolidated, stand-alone balance sheet of Pentair as of September 28, 2013 (the “Balance Sheet Date”) (the “Merger Balance Sheet”).

1.4	Balance Sheet Date

As from the Balance Sheet Date, all acts and operations of Pentair shall be deemed to be conducted for MergerCo’s account.

1.5	Audit of the Agreement, the Merger Report and the Merger Balance Sheet

The board of directors of Pentair shall appoint Deloitte AG, a licensed audit expert, to conduct the audit of this Agreement, the Merger Report and the Merger Balance Sheet pursuant to Art. 15 MerA.

1.6	Effective Time

The Merger, resulting in the transfer of any and all assets of Pentair to MergerCo and the assumption by MergerCo of any and all obligations and liabilities of Pentair, shall become legally effective on the date of the entry of the Merger in the daily ledger of the commercial register of the Canton of Schaffhausen, Switzerland (the “Commercial Register”), subject to approval by the Swiss Federal Commercial Register Office (EHRA) (the date and time of such entry hereinafter referred to as the “Effective Time”).

1.7	Transfer of Assets and Liabilities to MergerCo

(a)

At the Effective Time, MergerCo shall accept the assignment, transfer, conveyance, assumption and delivery (as the case may be) of any and all of the rights, assets (including, for the avoidance of doubt, any and all goodwill, intellectual property rights, know-how, stock, property, records, cash, bank or brokerage accounts, artwork, contracts and the benefit of any claims or debts)

and liabilities (including, for the avoidance of doubt, any and all legal positions, obligations, claims, debts and environmental, health and safety, employer, contractual, financing or other liabilities, including contingent liabilities and guarantees) of Pentair.

(b)	MergerCo particularly undertakes, for the benefit of each person to whom Pentair owes any obligation or has any liability, from and after the Effective Time, to accept, assume and agree to faithfully perform and fulfil such obligations and discharge such liabilities as if it originally owed or had them instead of Pentair. MergerCo accordingly agrees for the benefit of each such person that such person may enforce any such liability directly against MergerCo, without recourse to Pentair, on the same terms and to the same extent that such liability would have been enforceable by such person against Pentair had the Merger not been completed, regardless of where or against whom such liability is asserted or determined (including any liability arising out of claims made by Pentair’s or MergerCo’s respective shareholders, directors, officers, employees, agents, subsidiaries or affiliates) or whether asserted or determined prior to, on or after the Effective Time, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of the laws of any jurisdiction, fraud, misrepresentation or any other cause.

(c)	As and from the Effective Time, MergerCo shall take the place, and assume control, of any claim made or proceedings threatened or issued by or against Pentair or where Pentair is otherwise a party or notice party to, whether asserted or determined prior to, on or after the Effective Time, and MergerCo shall seek to have its name substituted for that of Pentair in any proceedings ongoing before any court, arbitration or other judicial or administrative tribunal in any jurisdiction.

1.8	Completion

The transfer of all the assets and liabilities of Pentair (including, for the avoidance of doubt, any and all legal positions and obligations) to MergerCo shall be effected by implementing the completion measures herein agreed, all with legal effect as of the Effective Time.

2.	MERGER CONSIDERATION

2.1	At the Effective Time and by virtue of the Merger, each holder of a Pentair Share, including Pentair Shares Ltd., shall receive one MergerCo Share in exchange for each Pentair Share held by such shareholder, and each such Pentair Share shall cease to be outstanding and shall be cancelled and shall cease to exist, and each holder of Pentair Shares shall thereafter cease to have any rights with respect to such Pentair Shares.

2.2	The Parties acknowledge and agree that as of the Effective Time, the MergerCo Shares issued to those holders of Pentair Shares shall all rank equally and have the same entitlement to dividend and any other shareholders’ rights, all in accordance with Irish law.

2.3	The Parties agree that on consummation of the Merger on the Effective Time, MergerCo shall acquire and cancel, for no consideration, all of the shares in the capital of MergerCo issued and outstanding as of immediately prior to the consummation of the Merger, being 40,000 ordinary shares of EUR 1.00 each in the capital of MergerCo (the “Initial Share Capital”).

3.	EXCHANGE OF SHARES

3.1	MergerCo Shares to be Issued

Before the Effective Time, the MergerCo shareholders shall have authorised its directors to issue and allot, as per the Effective Time, one MergerCo Share for each Pentair Share in accordance with the exchange ratio pursuant to Section 2 of this Agreement in consideration for the transfer and assumption (as the case may be) of all of the assets and liabilities of Pentair and the cancellation of the Pentair Shares.

3.2	Settlement

At the Effective Time, MergerCo shall take any and all actions necessary or desirable to deliver the MergerCo Shares to holders of the Pentair Shares immediately prior to the Effective Time, including appointing a transfer agent selected by MergerCo (the “Transfer Agent”). Subject to, and with effect as from the Effective Time, the Transfer Agent or an affiliate of the Transfer Agent shall procure that the share register of MergerCo is written up as per the Effective Time showing that the Pentair Shareholders immediately prior to the Effective Time acquired MergerCo Shares in exchange for their Pentair Shares on a one-for-one basis as set out in Section 2.

3.3	Stock Plans

At the Effective Time, by virtue of the Merger, all other options or awards issued, or benefits available or based on Pentair Shares then outstanding (individually, an “Award” and collectively, the “Awards”) under the plans of Pentair (collectively, the “Stock Plans”) shall remain outstanding and, after the Effective Time, be deemed to provide for the issuance or purchase of, or otherwise relate to, the MergerCo Shares.

Each Award that is a stock option shall be assumed by MergerCo in such a manner that MergerCo would be a corporation “assuming a stock Option in a transaction to which Section 424(a) applies” within the meaning of Section 424 of the Tax Code, were Section 424 of the Tax Code applicable to such Award, without regard to the requirements of Treasury Regulation Section 1.424-1(a)(5)(iii), except to the extent such requirements specifically apply to such Award.

Each Award assumed by MergerCo shall be exercisable, issuable or available upon substantially the same terms and conditions as under the applicable Stock Plan and the applicable award agreement issued thereunder, except that upon the exercise, issuance or availability of such Awards, MergerCo Shares shall be issuable or available in lieu of Pentair Shares. The number of MergerCo Shares issuable or available upon the exercise or issuance of an Award immediately after the Effective Time and, if applicable, the exercise price of each such Award, shall be the number of shares and the exercise price as in effect for such Award immediately prior to the Effective Time. All Awards issued pursuant to the Stock Plans after the Effective Time shall entitle the holder thereof to purchase or receive MergerCo Shares in accordance with the terms of the Stock Plans.

3.4	Registration of Pentair Shareholders as MergerCo Shareholders

MergerCo shall, promptly following the Effective Time, register in its register of members as holders of the MergerCo Shares all former Pentair Shareholders who were registered in the share register of Pentair as at the Effective Time.

4.	FURTHER PREPARATIONS FOR IMPLEMENTATION OF THE MERGER

4.1	Adoption of Amended Articles of Association of MergerCo

At the Effective Time, MergerCo shall have adopted memorandum and articles of association setting out the rights and liabilities in respect of the MergerCo Shares provided that nothing in this Section 4.1 shall limit or fetter in any way the ability of MergerCo to amend, vary or substitute its memorandum and articles of association from time to time after the Effective Time.

4.2	Board of Directors of MergerCo

At the Effective Time, MergerCo shall procure that the board of directors of MergerCo shall have been reconstituted so as to comprise the same members as serve as directors of Pentair immediately prior to the Effective Time.

4.3	Officers of MergerCo

Prior to the Effective Time, MergerCo shall procure that the officers of Pentair immediately prior to the Effective Time shall have been appointed as the officers of MergerCo to hold the same or corresponding office after the Effective Time, until their successors have been duly appointed and qualified.

4.4	Auditors of MergerCo

MergerCo shall procure that the auditors of MergerCo initially shall be Deloitte.

4.5	Evidence Required For Filing of Merger Application

The board of directors of Pentair shall:

(a)	procure that three calls to the creditors (Schuldenrufe) of Pentair are published in the Swiss Official Gazette of Commerce (SHAB) pursuant to Art. 163b para. 3 PILA;

(b)	appoint Deloitte AG, a licensed audit expert, to prepare an audit confirmation pursuant to Art. 164 para. 1 PILA that (i) the claims of the creditors of Pentair have been secured or satisfied, (ii) the creditors consent to the deletion of Pentair from the Commercial Register or (iii) the claims of the creditors of Pentair are not compromised by the merger;

(c)	appoint Deloitte AG, a licensed audit expert, to prepare an audit confirmation pursuant to Art. 164 para. 2 lit. b PILA that the participation and voting rights of the shareholders of Pentair have been safeguarded;

(d)	appoint an Irish Senior Counsel to prepare the confirmations pursuant to Art. 163b para. 1 lit. a PILA and Art. 164 para. 2 lit. a PILA;

(e)	appoint the Swiss Institute for Comparative Law to prepare a confirmation that it is established practice to request an authoritative opinion from an Irish Senior Counsel on a point of Irish law and that such counsel has the necessary professional expertise and knowledge to prepare such a confirmation; and

(f)	obtain a confirmation that the MergerCo is in existence.

4.6	No Employee Consultation

Each of the Parties represents and warrants to the other Party that it has no employees.

5.	EMPLOYEE BENEFIT AND COMPENSATION PLANS AND AGREEMENTS

5.1	No Special Benefits to Directors and Members of Executive Management

The Parties confirm that no benefits conferring a special benefit on directors, officers and/or members of executive management of either Pentair or MergerCo are granted or will be triggered by or in connection with the Merger, whether or not the Merger takes effect.

5.2	Effect of the Merger on Employee Benefit and Compensation Plans and Agreements

At the Effective Time, the employee benefit and compensation plans and agreements of Pentair, together with any other plan and agreement of Pentair or its subsidiaries, as determined by the management of Pentair or MergerCo in its sole discretion, (together, the “Assumed Plans”) shall be assumed by and become plans and agreements of MergerCo. To the extent any Assumed Plan relates to Pentair Shares, then, as of the Effective Time, such plan shall be deemed to relate to MergerCo Shares. Any amendments deemed necessary or appropriate by Pentair and/or MergerCo to reflect the Merger and related transactions, including facilitating the assignment to MergerCo of one or more Assumed Plans, shall be adopted and entered into with respect to the Assumed Plans. The Pentair shareholder approval of this Agreement shall also be deemed to satisfy any requirement of shareholder approval of such amendments of the Assumed Plans and the Stock Plans and the assumption by MergerCo of the Assumed Plans and the Stock Plans and any Awards thereunder.

5.3	New Indemnity Agreements

MergerCo shall offer to enter into indemnity agreements (the “New Indemnity Agreements”) with each executive officer and director of MergerCo who, immediately prior to the Effective Time, is a party to an indemnity agreement with Pentair (each an “Old Indemnity Agreement”) and, to the extent permitted by Irish law, the terms and conditions of the New Indemnity Agreements shall be identical in all material respects (subject to such modifications or amendments as may be necessary or desirable to give effect to the primary contractual intention of the Old Indemnity Agreements) to those set forth in the Old Indemnity Agreements. Pentair shall procure that a subsidiary of Pentair shall offer to enter into indemnity agreements (the “Subsidiary Indemnity Agreements”) with each officer and director of MergerCo who immediately prior to the Effective Time is a party to an Old Indemnity Agreement such that the terms and conditions of the Subsidiary Indemnity Agreement when considered cumulatively with the terms and conditions of the New Indemnity Agreements shall be as extensive and provide at least the same level of indemnity protection as the Old Indemnity Agreements.

6.	CORPORATE APPROVALS AND OTHER CONDITIONS FOR COMPLETION

6.1	Board Approval and Approval by Shareholders’ Meeting of Pentair

Pentair confirms that at the meeting held on December 10, 2013 its board of directors approved the entry into and signing of this Agreement.

The board of directors of Pentair shall submit this Agreement to the Pentair Shareholders’ Meeting and propose that this Agreement be approved in accordance with Art. 18 para. 1 MerA. The Parties acknowledge and agree that the board of directors of Pentair shall have the right, in its full discretion, to set and change the date of the Pentair Shareholders’ Meeting, not to call the Pentair Shareholders’ Meeting for the approval of this Agreement, not to submit the Agreement for shareholder approval and/or to propose that the resolutions to be put before the Pentair Shareholders’ Meeting be rejected. The Merger shall be deemed approved if the Pentair Shareholders’ Meeting approves this Agreement with a two-thirds majority of the votes and an absolute majority of the nominal value of shares, each as represented at the meeting, and the additional applicable requirements of Swiss law and the articles of association of Pentair relating to the calling and conduct of the Pentair Shareholders’ Meeting being fulfilled.

Without such shareholder approval, the Merger shall not be completed.

Notwithstanding the foregoing, this Agreement may be terminated in accordance with Section 10.2.

6.2	Board Approval of MergerCo

MergerCo confirms that its board of directors has approved on December 10, 2013, the signing and performance of the Agreement and to the extent not approved on such date or earlier, will cause its board of directors, prior to the Effective Time, to approve all other agreements and transactions herein envisaged or referred to, including:

(a)	the issue of MergerCo Shares;

(b)	the execution of this Agreement and of the deed poll;

(c)	the appointment of directors of Pentair to the board of MergerCo;

(d)	the purchase by MergerCo of the Initial Share Capital for nil consideration in accordance with Section 2.3 of this Agreement;

(e)	the approval of entry by MergerCo in to the terms of the New Indemnity Agreements;

(f)	the appointment of the officers of MergerCo; and,

(g)	the updating of all statutory registers to reflect the issue and allotment of shares pursuant to Section 3.1 of this Agreement and the transfer of shares pursuant to Section 2 of this Agreement.

MergerCo represents and warrants that no shareholder approval or other corporate authorisations are required on its side for such purposes, except for those required to implement the following, all of which shall have been validly adopted before the Effective Time:

(aa)	adoption of new memorandum and articles of association of MergerCo, including to allow for MergerCo Shares;

(bb)	authorisation of the filing of a registration statement on Form S-4 with the U.S. Securities and Exchange Commission for the purpose of registering the MergerCo Shares; and

(cc)	authorisation of the purchase by MergerCo of the Initial Share Capital for nil consideration pursuant to Section 2 of this Agreement.

6.3	Other Conditions to be Met Before Filing the Application to the Commercial Register

Before the filing of the application for the entry of the Merger into the Commercial Register (as specified), the following further measures shall have been implemented:

(a)	Related to the Calls of Pentair to its Creditors

After having made the calls to its creditors in accordance with Section 4.5 and in accordance with Art. 45 and 46 MerA and, prior to the filing of the application regarding the Merger with the Commercial Register, Pentair shall procure the audit confirmation pursuant to Art. 164 para. 1 PILA by a licensed audit expert that:

(i)	all justified requests of creditors of Pentair for payment of or posting security in respect of their claims in response to the related creditor calls of Pentair shall have been appropriately fulfilled in accordance with Swiss law;

(ii)	the creditors which have registered their claims have consented to the deletion from the Commercial Register; or,

(iii)	the claims of the creditors of Pentair are not compromised by the Merger.

(b)	No Prohibition

Any statutory, court or official prohibitions to complete the Merger shall have expired or be terminated, or if not, failure to comply with such will not have materially adverse consequences for one or both Parties.

(c)	Third Party Consents

Pentair shall have all consents and/or waivers from third parties to the extent required or necessary for the assignment, transfer, conveyance, assumption and delivery (as the case may be) by Pentair of all its assets and liabilities to MergerCo without triggering any acceleration or other adverse consequences for Pentair or MergerCo or other obligors thereunder.

(d)	Registration Statement

MergerCo shall have prepared and filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 and such registration statement shall have been declared effective and no stop-order suspending the effectiveness thereof shall have been issued.

(e)	NYSE Listing

The MergerCo Shares to be issued in connection with the Merger shall have been authorised for listing on the New York Stock Exchange, subject to official notice of issuance.

(f)	DTC

Prior to the Effective Time, MergerCo shall have signed a Special Eligibility Agreement for Securities in respect of the MergerCo Shares.

(g)	Legal Opinions

Pentair shall have received an opinion from Foley & Lardner LLP , in form and substance reasonably satisfactory to Pentair, dated as of the date of the Effective Time, confirming the matters discussed under the caption “Material Tax Considerations—U.S. Federal Income Tax Considerations” in the proxy statement of Pentair distributed to shareholders of Pentair in connection with the Pentair Shareholders’ Meeting (the “Proxy Statement”).

Pentair shall have received an opinion from Arthur Cox, in form and substance reasonably satisfactory to Pentair, dated as of the date of the Effective Time, confirming the matters discussed under the caption “Material Tax Considerations—Irish Tax Considerations” in the Proxy Statement.

Pentair shall have received an opinion from Bär & Karrer, in form and substance reasonably satisfactory to Pentair, dated as of the date of the Effective Time, confirming the matters discussed under the caption “Material Tax Considerations—Swiss Tax Considerations” in the Proxy Statement.

Pentair shall have received an opinion from Eversheds LLP, in form and substance reasonably satisfactory to Pentair, dated as of the date of the Effective Time, confirming the matters discussed under the caption “Material Tax Considerations—U.K. Tax Considerations” in the Proxy Statement.

(h)	Other Swiss Legal Conditions

All Swiss legal preconditions necessary for the filing of the application for the entry of the Merger in the Commercial Register shall have been satisfied.

(i)	Swiss Tax Consequences

There shall be a confirmation of the appropriate Swiss tax authority granted by a binding ruling that no exit tax or withholding tax payable under Swiss law by Pentair Shareholders as a result of the Merger.

7.	FILING AND COMPLETION OF THE MERGER

7.1	Conditions for Obligation of Pentair Board to File Application of Merger to the Commercial Register

The application regarding the Merger to the Commercial Register shall be filed as soon as practicable following the approval of the Merger by the Pentair Shareholders’ Meeting. The Chairman of the board of directors of Pentair shall remain authorised, however, to refrain from filing such application in case one or several of the prerequisites pursuant to or listed in Section 6 (the non-fulfilment of which is likely to have a material adverse effect on the contemplated transactions as a whole) are not met (and not expected to be met). If the Chairman of the board of directors of Pentair determines that one or more of such prerequisites are not met (and not expected to be met) in accordance with the prior sentence, he shall terminate this Agreement on Pentair’s behalf by delivering a termination letter to MergerCo referring to this Section 7.1.

7.2	Supplementary Completion Measures

(a)	Relating to Pentair Liabilities

Subject only to the Merger becoming legally effective and the compliance with any requirements pursuant to the governing law of the relevant liabilities (if any), and with effect as from the Effective Time, MergerCo hereby agrees to assume from Pentair all liabilities (including all other legal positions and obligations thereto relating) to be transferred to it in connection with the Merger as further specified in Section 1. Without limiting the generality of the foregoing, such liabilities and obligations shall include those plans, agreements, and benefit awards described herein and the (direct or indirect) liabilities of Pentair in connection with any other board management and employee share incentive schemes.

Subject only to the Merger becoming legally effective and the compliance with any requirements pursuant to the governing law of the relevant liabilities (if any), and with effect as from the Effective Time, MergerCo hereby agrees to execute on the Effective Time a deed poll governed by the laws of Ireland

(b)	Further Assurance

In addition to the actions specifically provided for elsewhere in this Agreement, each of the Parties shall, prior to or on the Effective Time, and MergerCo shall after the Effective Time, use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the Merger contemplated by the terms of this Agreement.

(c)	2014/2015 Dividend

The liabilities assumed by and accepted by MergerCo pursuant to Sections 1.7 and 7.2(a) include, for the avoidance of doubt, the liability to pay any sums due to creditors as debts lawfully incurred arising from the declaration of a dividend by Pentair prior to the Effective Time at the 2014 annual general meeting of Pentair but which (i) falls due for payment after the Effective Time or (ii) fell or fall due for payment prior to the Effective Time but which had not been discharged as at the Effective Time.

(d)	Capital Reduction

As soon as practicable following the Effective Time, MergerCo shall make an application to the High Court of Ireland for a court order approving a capital reduction in accordance with section 72 of the Companies Act 1963 of Ireland, such application being for reduction in the share capital of MergerCo of a sum equal to the aggregate of the entire amount standing to the credit of the share premium account resulting from the issue of the shares in MergerCo pursuant to this Agreement (or such lesser sum as the directors of MergerCo may determine), whereupon such sum thereby released shall be treated as profits available for distribution for the purposes of section 45 of the Companies (Amendment) Act 1983 of Ireland.

8.	ANNOUNCEMENTS

The Parties shall notify the public, their shareholders and any appropriate regulatory authorities and stock exchanges in accordance with the mutually agreed programs.

9.	MISCELLANEOUS

9.1	General—Procedure and Organisation

The Parties shall co-operate closely and specifically co-ordinate the necessary communication with the regulatory authorities and the making of any announcement pursuant to Section 8.

9.2	Confidentiality

The contents of the Merger negotiations and of the documents and information exchanged in this context shall be treated as confidential by all Parties. This shall not apply to statutory and regulatory obligations to provide information to appropriate authorities, courts and to stock exchanges.

9.3	Changes and Modifications of the Agreement

Changes to this Agreement must be made in writing by mutual consent of the Parties.

If at all possible, each provision of this Agreement shall be interpreted so that it is valid and enforceable under applicable law. If a provision of this Agreement should be unenforceable or invalid, it shall only be invalid to the extent that it is unenforceable or invalid and shall be otherwise replaced by a valid and enforceable provision which a party acting in good faith would regard as an adequate commercial replacement for the provision which is invalid or unenforceable. The other provisions of this Agreement shall remain binding and in force under all circumstances.

9.4	Absence of Waiver

The waiver of a contractual right in an individual case shall not be regarded as a general waiver of this right or other rights arising out of this Agreement.

10.	ENTRY INTO FORCE AND TERMINATION

10.1	Entry into Force

This Agreement shall enter into force upon its signing.

10.2	Termination

The Parties shall be entitled to terminate this Agreement by mutual consent any time before the Pentair Shareholders’ Meeting.

This Agreement shall be automatically terminated if the Pentair Shareholders’ Meeting does not approve of this Agreement.

This Agreement shall be automatically terminated upon the delivery to MergerCo of a termination letter by the Chairman of the board of directors of Pentair pursuant to Section 7.1.

The termination of the Agreement shall also terminate all rights and obligations arising out of the Agreement with the exception of those in Sections 9.2 and 11, which shall continue to be valid.

11.	APPLICABLE LAW AND JURISDICTION

This Agreement shall be governed by the laws of Switzerland.

The exclusive place of jurisdiction for any dispute, claim or controversy arising under, out of or in connection with or related to this Agreement (or subsequent amendments thereof), including, without limitation, disputes, claims or controversies regarding its existence, validity, interpretation, performance, breach or termination, shall be the city of Schaffhausen, Switzerland.

Signed by
John L. Stauch,	/s/ John L. Stauch
Executive Vice President and
Chief Financial Officer, for and on behalf of

PENTAIR LTD.

Signed by
Christopher R. Oster,	/s/ Christopher R. Oster
Director, for and on behalf of

PENTAIR PLC